Exhibit (a)(5)(vii)
FOR IMMEDIATE RELEASE:

CONTACT:
Blair Corporation	G.S. Schwartz & Co.
Bryan Flanagan, SVP/ Chief Financial Officer	Carl Hymans
814-723-3600	212-725-4500
carlh@schwartz.com
Blair Corporation Announces Final Results of Tender Offer
WARREN, Pa., (August 23, 2005) – Blair Corporation (Amex: BL), (www.blair.com), a national multi-channel direct marketer of women’s and men’s apparel and home products, today announced the final results of the Company’s tender offer to purchase 4,400,000 shares of its common stock at a price of $42.00 per share, net to the seller in cash, without interest. The Company commenced the tender offer on July 20, 2005 and it expired on August 16, 2005.
Based on a final count by Computershare Trust Company of New York, the depositary for the tender offer, a total of 6,304,810 shares were properly tendered and not withdrawn. Blair has accepted for purchase 4,400,000 shares at $42.00 per share. Due to over-subscription, the Company will purchase approximately 69.8 percent of each stockholder’s total shares tendered. The Company will return to each stockholder approximately 30.2 percent of those shares tendered. Payment for shares accepted for purchase and the return of all other shares tendered, but not accepted for payment, will be made promptly by Computershare. Following the purchase of the shares tendered in the tender offer, the Company expects to have approximately 3,857,313 shares of its common stock issued and outstanding.
“This tender offer was designed to strengthen our position as an independent public company,” said John E. Zawacki, president and CEO. “And, in all regards, it was successful. As a result, we remain confident in our ability to further increase our profitability and provide enhanced value to all of our shareholders – both current and future. ”
Blair financed the tender offer with credit from the Company’s lenders, including PNC Bank and $64.8 million of its own cash reserves. Blair intends to repay funds borrowed for the tender offer with the proceeds received from the previously announced sale of its credit portfolio to Alliance

Data Systems Corp. The closing of the Alliance Data Systems transaction remains on target for the fourth quarter of 2005.
“The tender allowed us to deliver value to participating shareholders while at the same time increasing the proportional ownership of our non-tendering shareholders,” stated Bryan Flanagan, CFO and senior vice president.
The dealer manager for the tender offer was Stephens Inc., and the information agent was Georgeson Shareholder Communications, Inc.
ABOUT BLAIR
Headquartered in Warren, Pennsylvania, Blair Corporation sells a broad range of women’s and men’s apparel and home products through direct mail marketing and its Web sites www.blair.com and www.irvinepark.com. Blair Corporation employs more than 2,000 people and operates facilities and retail outlets in Northwestern Pennsylvania as well as a catalog outlet in Wilmington, Delaware. The Company, which has annual sales of approximately $500 million, is publicly traded on the American Stock Exchange (AMEX:BL).
This release contains certain statements, including without limitation, statements containing the words “believe,” “plan,” “expect,” “anticipate,” “strive,” and words of similar import relating to future results of the Company (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed in the most recent periodic filings of the Company with the Securities and Exchange Commission.